Exhibit 2.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is made as of the 17th day of October, 2005, between SMART ONLINE, INC. (“SOL”), iMART INCORPORATED, a wholly owned subsidiary of SOL (the “Company”) and GARY MAHIEU (the “Employee”).

W I T N E S S E T H:

WHEREAS, SOL is engaged in the business of providing web-hosted applications and technology infrastructure syndication;

WHEREAS, SOL has acquired all of the stock of the Company in a transaction of even date herewith;

WHEREAS, the Company and the Employee wish to contract for the employment by the Company of the Employee, and the Employee wishes to serve the Company, in the capacities and on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and SOL comprise an enterprise whose success is attributable largely to the creation and maintenance of certain Confidential Data (as defined below) and during the period of employment Employee will be situated to have access to and be knowledgeable with respect to the Confidential Data as well as the customers of the Company and SOL; and

WHEREAS, Company and SOL have a legitimate protectible business interest in the creation and maintenance of their Confidential Data and the protection of the identity of, and related information concerning, their customers and the Company’s and SOL’s customer lists; and

WHEREAS, the Company and SOL wish to protect their Confidential Data from disclosure by Employee by means of the restrictive covenants contained in this Agreement and Employee agrees to such covenants in exchange for the Company’s commitment to continue to employ Employee and for other additional consideration agreed to between the parties;

THEREFORE, it is hereby agreed as follows:

1.    EMPLOYMENT PERIOD. The Company shall employ the Employee, and the Employee shall serve the Company, on the terms and conditions set forth in this Agreement. Such employment pursuant to the terms of this Agreement shall commence on the date hereof and shall terminate two (2) years thereafter. The term during which this Agreement is in effect is referred to herein as the “Employment Period.” At the option of SOL, Employee may become and employee of SOL, whereupon references to the Company in this Agreement shall mean SOL, as appropriate.

2.    POSITION AND DUTIES.

(a)    During the Employment Period, the Employee shall serve as the vice president and chief executive officer of the Company on a full-time basis, and shall report directly to the President of the Company or the Chief Executive Officer of SOL or the person designated by the Chief Executive officer.

(b)    During the Employment Period, the Employee shall devote his loyalty, attention, and time exclusively to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to the Employee under this Agreement, use the Employee’s best efforts to carry out such responsibilities faithfully and efficiently. Employee shall not work or provide services to any other entity, and shall comply with all employment policies of the Company and SOL.

(c)    The Employee’s services shall be performed primarily at the Company’s headquarters in Grand Rapids, Michigan, or from time to time at such other locations as the Company or SOL shall require.

3.    COMPENSATION.

(a)    Salary. The Employee shall receive an annual salary of one hundred and fifty thousand ($150,000) dollars, payable in accordance with the Company’s normal payroll schedule as established by the Company from time to time.

(b)    Non-Compete. In consideration of the covenants made by Employee under Paragraph 7 hereof, Company shall pay Employee five hundred ten thousand ($510,000) dollars, which shall be payable in eight equal calendar quarter installments of sixty-three thousand seven hundred fifty ($63,750) dollars each, on January 2, 2006, April 3, 2006, July 3, 2006, October 2, 2006, January 2, 2007, April 2, 2007, July 2, 2007, and October 1, 2007.

(c)    Fringe Benefits. Employee shall be entitled to all of the non-wage benefits the Company provides from time to time to all other full-time employees. The Employee shall also receive such errors, omissions, employment practices, and other liability insurance coverage as SOL may provide, from time to time, for directors, officers, and senior management employees of SOL and its affiliates.

(d)    Withholding. All compensation paid pursuant to this Paragraph 3 shall be subject to withholding of taxes and other amounts as shall be required by law.

4.    EXPENSES.

Company agrees to reimburse Employee for reasonable and necessary expenses incurred by Employee in the furtherance of the Company’s business in accordance with such procedures as the Company may from time to time establish.

5.    TERMINATION OF EMPLOYMENT.

(a)    By the Company. The Company may terminate the Employee’s employment at any time With or Without Cause by written notice to the Employee.

(i)    “With Cause” includes (but is not limited to):

A.    Participation in a fraud or act of dishonesty against the Company or SOL, or any other person or entity;

B.    Any chemical dependence which affects the performance of the Employee’s duties and responsibilities to the Company;

C.    Breach of Employee’s fiduciary obligations to the Company;

D.    Failure to perform the Employee’s duties, but only after the Employee has received written notice from the President of the Company or the Chief Executive Officer of SOL, describing the failure in sufficient detail for the Employee to take corrective action, and the Employee has had a reasonable opportunity to take corrective action;

E.    Breach of the Company’s or SOL’s policies (including without limitation the following policies of SOL: Insider Trading and Unauthorized Disclosures, Code of Ethics and Corporate Conduct and Conflicts of Interest) or any material provision of this Agreement;

F.    Misconduct resulting in loss to the Company or SOL or damage to the reputation of the Company or SOL; or

G.    Conduct by the Employee which, in the determination of the Company’s Board of Directors, demonstrates unfitness to serve, but if the conduct can be corrected, then only after the Employee has received written notice from the Board, describing the conduct in sufficient detail for the Employee to take corrective action, and the Employee has had a reasonable opportunity to take corrective action.

(ii)    “Without Cause” means termination of the Employee’s employment by the Company other than With Cause listed in Paragraph 4(a)(i) above.

(b)    By the Employee. The Employee may terminate the Employee’s employment at any time With or Without Good Reason by written notice to the Company.

(i)     “With Good Reason” means any action by the Company that constitutes a constructive termination by the Company Without Cause.

(ii)     “Without Good Reason” means termination of the Employee’s employment by the Employee other than With Good Reason listed in Paragraph 4(b)(i) above.

(c)    Date of Termination. The “Date of Termination” means the date on which the termination of employment becomes effective.

(i)     Termination by the Company shall be effective immediately when the Company’s notice of termination is given to the Employee or at any time thereafter as specified by the Company in the notice.

(ii)     Termination by the Employee shall be effective on the date specified in the Employee’s notice of termination to the Company, but not earlier than thirty (30) days after the notice is given. The Company reserves the right to accelerate the effective date in its discretion to any earlier date after the date of notice.

(d)     Effect of Termination.

(i)     Except as provided in Paragraph (ii), upon termination of the Employee’s employment hereunder, all obligations of the Company to pay the salary, bonus or stock options to the Employee shall be terminated as of the Date of Termination, except for salary, bonus, and other compensation earned by the Employee as of the Date of Termination.

(ii)     In the case of termination by the Company Without Cause, or termination by the Employee With Good Reason, before the end of the initial two-year term of this Agreement, the Employee shall be entitle to receive the salary and non-wage benefits under this Agreement for the rest of the initial two-year term.

(iii)     The Company’s obligation to pay the amounts set forth in Paragraph 3(b) above shall continue in all cases despite any termination of the Employee’s employment.

6.    REPRESENTATIONS AND WARRANTIES OF EMPLOYEE. Employee represents and warrants that:

(a)    Employee is under no contractual or other restriction or obligation which is inconsistent with the execution of this Agreement, the performance of duties hereunder or other rights of the Company hereunder; and

(b)    To the best of Employee’s knowledge, Employee is under no physical or mental disability that renders him incapable of performing the essential functions involved in his anticipated duties or that would otherwise hinder the performance of duties under this Agreement.

7.    COVENANT NOT TO COMPETE.

Employee covenants that during the “Noncompetition Period,” as defined in Paragraph 13, and within the “Noncompetition Area,” as defined in Paragraph 14, he shall not, directly or indirectly, as principal, agent, consultant, trustee or through the agency of any corporation, partnership, association, or agency engage in the “Business,” as defined in Paragraph 15. Specifically, but without limiting the foregoing, Employee agrees that during such period and within such area, he shall not do any of the following: (a) be the owner of the outstanding capital stock of any corporation which conducts a business of a like or similar nature to the “Business” (other than stock of a corporation traded on a national securities exchange or automated quotation service); (b) be an officer or director of any corporation which conducts a business of a like or similar nature to the “Business”; (c) be a member of any partnership which conducts a business of a like or similar nature to the “Business”; or (d) be a consultant to, an owner of or an employee of any other business which conducts a business of a like or similar nature to the Business.

8.    NONDISCLOSURE COVENANT.

(a)     The parties acknowledge that the Company and SOL comprise an enterprise whose success is attributable largely to the ownership, use and development of certain valuable confidential and proprietary information (the “Confidential Data”), and that Employee’s employment with the Company will involve Employee’s access to and work with such information. Employee acknowledges that his relationship with the Company is a confidential relationship. Employee covenants and agrees that (i) he shall keep and maintain the Confidential Data in strictest confidence, and (ii) he shall not, either directly or indirectly, use any Confidential Data for his own benefit, or divulge, disclose, or communicate any Confidential Data in any manner whatsoever to any person or entity other than employees or agents of the Company having a need to know such Confidential Data, and only to the extent necessary to perform their responsibilities on behalf of the Company and SOL, and other than in the performance of Employee’s duties in the employment by the Company, except as otherwise required by law, including any judicial or administrative order. Employee’s agreement not to disclose Confidential Data shall apply to all Confidential Data, whether or not Employee participated in the development thereof. Upon termination of employment for any reason, Employee will return to the Company all documents, notes, programs, data and any other materials (including any copies thereof) in his possession.

(b)    For purposes of this Agreement, the term “Confidential Data” shall include any and all information related to the business of the Company and SOL, or to their products, sales or businesses which is not general public knowledge, specifically including (but without limiting the generality of the foregoing) all financial and accounting data; computer software; processes; formulae; inventions; methods; trade secrets; computer programs; engineering or technical data, drawings, or designs; manufacturing techniques; patents, patent applications, copyrights and copyright applications (in any such case, whether registered or to be registered in the United States of America or elsewhere) applied for, issued to or owned by the Company or SOL; information concerning pricing and pricing policies; marketing techniques; suppliers; methods and manner of operations; and information relating to the identity, needs and location of all past, present and prospective customers; but shall not include information that is generally available to the public, already known to the Employee on July 26, 2005 (i.e., the date of the Letter of Intent for SOL’s acquisition of the Company), or lawfully acquired by the Employee from other sources. The parties stipulate that as between them the above-described matters are important and confidential and gravely affect the successful conduct of the business of the Company and SOL, and that any breach of the terms of this Paragraph 8 shall be a material breach of this Agreement.

9.    NONSOLICITATION/INTERFERENCE.

(a)    The Employee covenants that during the Noncompetition Period and in the Noncompetition Area, he shall not directly or indirectly, on behalf of himself or on behalf of any other person, firm, partnership, corporation, association or other entity, call upon any of the customers or clients of the Company or SOL for the purpose of soliciting or providing any product or service similar to that provided by the Company or SOL, nor will he, in any way, directly or indirectly, for himself, or on behalf of any other person, firm, partnership, corporation, association, or other entity solicit, divert or take away, or attempt to solicit, divert, or take away any of the customers, clients, business, or patrons of the Company or SOL.

(b)    The Employee covenants that during the Noncompetition Period and in the Noncompetition Area, he shall not directly or indirectly, on behalf of himself or on behalf of any other person, firm, partnership, corporation, association or entity, contract with, induce or attempt to influence, any individual or entity who is an employee, contractor, agent or representative of the Company or SOL to terminate or otherwise impair his or her employment or relationship with the Company or SOL.

10.    INVENTIONS.

All inventions, designs, improvements and developments made by Employee, either solely or in collaboration with others, during his employment with the Company, whether or not during working hours, and relating to any methods, apparatus or products which are manufactured, sold, leased, used or developed by the Company or SOL, or which pertain to the Business (the “Developments”), shall become and remain the property of the Company or SOL. Employee shall disclose promptly in writing to the Company all such Developments. Employee acknowledges and agrees that all Developments shall be deemed “works made for hire” within the meaning of the United States Copyright Act, as amended. If, for any reason, such Developments are not deemed works made for hire, Employee shall assign, and hereby assigns, to the Company, all of Employee’s right, title and interest (including, but not limited to, copyright and all rights of inventorship) in and to such Developments. At the request and expense of the Company, whether during or after employment hereunder, Employee shall make, execute and deliver all application papers, assignments or instruments, and perform or cause to be performed such other lawful acts as the Company may deem necessary or desirable in making or prosecuting applications, domestic or foreign, for patents (including reissues, continuations and extensions thereof) and copyrights related to such Developments or in vesting in the Company or SOL full legal title to such Developments. Employee shall assist and cooperate with the Company and SOL, or their representatives in any controversy or legal proceeding relating to such Developments, or to any patents, copyrights or trade secrets with respect thereto.

If for any reason Employee refuses or is unable to assist the Company or SOL in obtaining or enforcing its rights with respect to such Developments, Employee hereby irrevocably designates and appoints the Company, SOL and their duly authorized agents as Employee’s agents and attorneys-in-fact to execute and file any documents and to do all other lawful acts necessary to protect the Company’s or SOL’s rights in the Developments. Employee expressly acknowledges that the special foregoing power of attorney is coupled with an interest and is therefore irrevocable and shall survive (i) Employee’s death or incompetency and (ii) any termination of this Agreement.

11.    INDEPENDENT COVENANTS.

Each of the covenants on the part of Employee contained in Paragraphs 6, 7, 8, 9 and 10 of this Agreement shall be construed as an agreement independent of each other such covenant. The existence of any claim or cause of action of Employee against the Company or SOL, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company or SOL of any such covenant, except as otherwise provided in the Stock Purchase Agreement for SOL’s acquisition of the Company.

12.    REASONABLENESS; INJUNCTION.

Employee acknowledges that the covenants contained in this agreement are reasonably necessary and designed for the protection of the Company and SOL and their business, and that such covenants are reasonably limited with respect to the activities prohibited, the duration thereof, the geographic area thereof, the scope thereof and the effect thereof on Employee and the general public. Employee further acknowledges that violation of the covenants would immeasurably and irreparably damage the Company and SOL, and by reason thereof Employee agrees that for violation or threatened violation of any of the provisions of this Agreement, the Company and SOL shall, in addition to any other rights and remedies available to it, at law or otherwise, be entitled to any injunction to be issued by any court of competent jurisdiction enjoining and restraining Employee from committing any violation or threatened violation of this Agreement. Employee consents to the issuance of such injunction.

13.    NONCOMPETITION PERIOD.

This Agreement shall remain enforceable until the later of (i) four years from after the date hereof, it being understood that this provision is reasonable because this was agreed to in connection with the role of the Company stated by Employee or (ii) one year after the termination of Employee’s employment with the Company, SOL or an affiliate of either, for any reason (such period not to include any period(s) of violation or period(s) of time required for litigation to enforce the covenants set forth herein).

14.    NONCOMPETITION AREA.

(a)    Employee acknowledges and agrees that the Company and SOL do business on an international basis and that Employee will assist Company and SOL in developing their business in both the United States and internationally, and that any breach of

Employee’s covenants contained herein would materially damage the Company and SOL, regardless of the area of the world in which the activities constituting such breach were to occur. Accordingly, the terms and provisions of this Agreement shall apply in the following Noncompetition Area:

(i)    The State of Michigan;

(ii)    Any state other than Michigan where Company and SOL conducts the “Business” and in or for which the Employee assists or performs services assisting Company;

(iii)    Any political subdivision of foreign countries where Company and SOL do “Business” or will do “Business” during the period of employment; and

(iv)    Any other state, country, or political subdivision where Company or SOL does “Business” and in or for which the Employee assists or performs services assisting Company.

(b)    It is agreed that the Company or SOL is doing business in a geographic area if customers or potential customers can access its software or other services from that geographic area via the Internet and the Company or SOL need not have a physical presence in that same geographic area.

15.    BUSINESS.

For the purposes of this Agreement, the “Business” shall include any business, service, or product engaged in, provided, or produced by the Company or SOL, or any affiliate or subsidiary of the Company or SOL, from the date of this Agreement to the date of the termination of the employment, including, but not limited to: (i) the business of development, production, marketing, design, manufacturing, leasing or selling software related to business plans, or form documents, whether for use by professionals or consumers; (ii) providing web-hosted applications and technology infrastructure syndication and/or (iii) any other business conducted by the Company or SOL immediately prior to the date of termination of Employee’s employment or in which the Company or SOL shall at the time of termination of Employee’s employment with the Company be actively preparing to enter.

16.    MISCELLANEOUS.

(a)    This Agreement shall be subject to and governed by the substantive laws of the State of Michigan, without giving effect to the conflicts of laws provisions thereof. The Company and SOL hereby submit to the jurisdiction and venue of the state and federal courts in Michigan, and the Company agrees that the Employee may, at his option, enforce his rights hereunder in such courts.

(b)    Company’s failure to insist upon strict compliance with any provision of this Agreement shall not be deemed a waiver of such provision or any other provision.

(c)    This Agreement may not be modified except by an agreement in writing executed by the parties. The parties expressly waive their right to orally modify this provision.

(d)    The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision.

(e)    The Company has the right in its sole discretion to transfer the employment relationship it has with the Employee and its rights, duties and obligations as the employer of Employee to SOL upon notice of such transfer to, but without the approval of, the Employee. Further, the term “Company” includes the Delaware corporation that will be the Company’s successor by merger pursuant to Section 8.17(j) of the Stock Purchase Agreement for SOL’s acquisition of the Company.

(f)    Except as provided above in Paragraph (e), the Agreement shall not be assignable without the written consent of the Company and Employee.

(f)    This Agreement expresses the whole and entire Employment Agreement between the parties and supersedes and replaces any prior employment Agreement, understanding or arrangement between Company, SOL and Employee.

IN WITNESS WHEREOF, the parties executed this Agreement as of the day and year first above written.

SMART ONLINE, INC.	IMART INCORPORATED

By: /s/ Henry Nouri	By: /s/ Gary Mahieu
Title: Vice President	Title: President

EMPLOYEE:

By: /s/ Gary Mahieu
Name: Gary Mahieu